FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated July 17, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 19, 2006

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2006

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on August 30, 2006, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Reporting on business for the year ended December 31, 2005 and receiving and considering the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2005.

2.	Reelecting members to the board of directors.

3.	Reappointing Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

4.	Approving an amendment to the indemnification letter agreements to our directors and officers.

        Pursuant to our Articles of Association, the board of directors has fixed the close of business on July 3, 2006 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on August 28, 2006, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

July 17, 2006

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2006

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on August 30, 2006, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about July 17, 2005.

        At the Meeting, our shareholders will be asked to:

(i)	Reporting on business for the year ended December 31, 2005 and receiving and considering the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2005.

(ii)	Reelecting members to the board of directors.

(iii)	Reappointing Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

(iv)	Approving an amendment to the indemnification letter agreements to our directors and officers.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on August 28, 2006, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on July 3, 2006, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        All of the resolutions being proposed to the shareholders require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting.

        The votes of all shareholders voting on the matters, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned and reconvened one hour later, at the same place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of June 30, 2006, the Company had 22,974,499 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.	CONSIDERATION OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

        Our board of directors recommends that the shareholders receive and consider the Auditors’ Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2005 attached hereto as Exhibit A.

PROPOSAL NO. 1

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005, be, and the same hereby are, and each hereby is, received and considered.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

II.	ELECTION OF DIRECTORS

        Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next. As such, we need to nominate for election a new slate of directors that, together with the external directors, will constitute the entire board of directors of Gilat. Five out of our current seven directors are standing for re-election. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if elected.

        Nominees for the Board of Directors of the Company

        The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Name	Age

Amiram Levinberg	50
Jeremy Blank(2)	27
Udi Ganani(3)	54
Karen Sarid(4)	55
Izhak Tamir(5)	52

    (1)        Amiram Levinberg, age 50, co-founded our company and served as a director on our board since its inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. In this capacity, he supervised the development of the OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion — Israel Institute of Technology. Mr. Levinberg serves on the board Cardboard Industries and Kargal, a cardboard manufacturer in Israel and serves on the on the board of Kasamba, an internet company offering online professional expert advice.

    (2)        Jeremy Blank, age 27, is the sole principal of J Blank Management Ltd, a company which provides advisory services to York Capital Management (“York”). Previously, Mr. Blank served as a Vice President within York. York is a private investment fund based in New York with approximately $7.5 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance. Mr. Blank has served on our board since July, 2005

    (3)        Udi Ganani, age 54, has served on our board since July, 2005. Dr. Ganani currently serves as Chairman of the boards of several companies, all in the security and defense markets:  Trace Guard Technologies Inc., (OTCBB:TCGD), Aeronautics, TGM Ltd. and DefenSoft Ltd.  He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University and a Bachelor of Science in Chemical Engineering from the Technion  – Israel Institute of Technology in Haifa, Israel.

    (4)        Karen Sarid, age 55, has served on our board since July, 2005. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd. (NASDAQ: LNOP) from 1993 through 1996. Ms. Sarid currently serves as a director of LanOptics and as chair of its audit committee. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

    (5)        Izhak Tamir, age 52, has served on our board since July, 2005. Mr. Tamir has been President and a Director of Orckit since its founding in 1990. Orckit Communications Ltd. (NASDAQ: ORCT) is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir has served as a Director of of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer since August 2003.

PROPOSAL NO. 2

        At the meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated July 17, 2006, be, and hereby is, approved.”

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	APPOINTMENT OF INDEPENDENT AUDITORS

        Our board of directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the audit committee of the board of directors to determine the basis of such firm’s compensation.

PROPOSAL NO. 3

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED,that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

IV.	AMENDMENT OF INDEMNIFICATION LETTERS

        The Companies Law authorizes the audit committee, board of directors and shareholders to approve to indemnify directors and officers of the Company, to the extent permitted by law and as set forth in the Company’s Articles of Association. At the Special Meeting of Shareholders held August 30, 2005, our shareholders approved the indemnification of directors and officers, jointly and in the aggregate, in an amount not to exceed $10 million, based upon a letter approved by the shareholders and issued to each director and officer. The audit committee and board of directors believe that the indemnification letters should be amended such that the aggregate coverage is raised form $10 million to $20 million. The audit committee and board of directors believe that that this increase is in the best interests of the Company because, among other things, (i) it enables the Company to attract and retain quality directors and officers by providing adequate indemnification to cover them if they are sued personally for their corporate acts; (ii) it helps to create a corporate culture for the necessary decision making, by providing peace of mind to the officers and directors and (iii) it eases the burden of lawsuits brought against directors and officers, which, notwithstanding the merits or lack thereof, are time consuming, disruptive, and expensive.

PROPOSAL NO. 4

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED,to approve an amendment to the indemnification letters provided to officers and directors of the Company increasing the aggregate indemnification coverage from $10 million to $20 million.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

V.	ADDITIONAL INFORMATION

Principal Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of June 30, 2006 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 22,974,499 ordinary shares outstanding as of June 30, 2006. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	2,052,428	8.93
York Capital Management(1)(2)(3)	3,803,670	16.55
Mivtach Shamir Finance Ltd.(1)(2)	2,216,945	9.65
All officers and directors as a group (13 persons)(4)	1,843,294	8.02

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of June 30, 2006, the Company has an outstanding loan from York in the approximate amount of $70.4 million (not including accrued interest). The loan terms include the right to a warrant to convert the outstanding amount of the loan (not including accrued interest) into 10,429,630 shares as of the Record Date. The calculation of the number of shares underlying the warrant is based on a formula that is subject to change. The calculation above includes: (i) 501,242 shares purchased in the open market; (ii) shares underlying an option provided by Bank Hapoalim to York to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. (iii) shares underlying a proxy to vote all 2,052,428 owned by Bank Hapoalim; and (iv) shares underlying a proxy to vote an additional 1,250,000 shares owned by Mivtach Shamir Finance Ltd. until July 18, 2007.

(3)	York is an investment fund based in New York with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.

(4)	Includes all existing directors and executive officers in possession of options and/or shares as of June 30, 2006.

Election of Directors

        Our directors, except for our external directors, are currently elected at the annual shareholders’ meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

        Under a recent amendment to the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that our Board of Directors will include at least two directors who have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has further determined that Leora Meridor, Karen Sarid, Itzik Tamir and Jeremy Blank all have the requisite “accounting and financial expertise.”

Alternate Directors

        Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Except as otherwise specifically permitted by the Companies Law, no External Director may appoint an Alternate Director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

Board Compensation

        The members of the board of directors who are not employees of the Company currently receive annual compensation in the amount of $20,000. In addition, board members receive $300 for each board or committee meeting attended, provided that the board member is a member of such committee and an additional $300 for each board or committee meeting which extends beyond four hours. For telephonic participation in board or committee meetings, board members receive 50% of what is received for physical participation.

        As additional remuneration for their services as directors on our board of directors, each non-employee director is currently granted options to purchase 20,000 ordinary shares under the 2003 Stock Option Plan which options vest over a three-year period, for so long as such optionee remains a director of Gilat.

External Directors

        Under the Israeli Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the company or by its controlling shareholders, during the two years preceding their appointment. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director. The Audit committee must include both external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

        Our external directors are Mr. Haim Benjamini and Dr. Leora Meridor.

        According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the external directors must be an accounting and financial expert and the other external directors must be (i) accounting and financial experts or (ii) professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to external directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such external director for an additional term unless the external director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an external director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

Audit Committee

        The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company’s external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the NASDAQ Stock Market, we are required to maintain an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued rules which required NASDAQ to impose independence requirements on each member of the audit committee. Such requirements came into effect July 31, 2005.

        Our audit committee consists of Messrs. Benjamini and Tamir and Madams Karen Sarid and Dr. Leora Meridor. We believe that these appointments comply with the requirements of the SEC and NASDAQ rules, and that Madams Sarid and Meridor qualify to serve as the audit committee’s financial experts, as required by the SEC, NASDAQ and the Israeli Companies Law.

Stock Option Plans

        In September 2003, we adopted the 2003 Stock Option Plan. At present, the 2003 Stock Option Plan provides for the grant of option to purchase up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of June 30, 2006, we had granted options to purchase a total of 5,296,900 ordinary shares under the 2003 Stock Option Plan, of which 503,725 options have been exercised and 3,129,710 options have vested and not been exercised.

        The purpose of the 2003 Stock Option Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat.

        The 2003 Stock Option Plan is administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, currently comprised of Messrs. Benjamini and Tamir and Ms. Sarid and Dr. Meridor, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Stock Option Plan. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees and directors of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the price per share under options awarded pursuant to the 2003 Stock Option Plan will be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In December 2005, we adopted the 2006 Stock Incentive Plan which provides for the grant of incentives to purchase up to 1,500,000 ordinary shares. The 2005 Plan enables the board of directors to determine various forms of incentives for service providers and, when necessary, adopt a Sub-Plan in order to grant specific incentives. Among the incentives that may be adopted by the board are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share based awards.

        The 2005 Plan is to be administered by the board of directors. The board may, in its discretion, appoint and maintain a committee to administer the plan to the extent permissible under applicable law. The board of directors has broad discretion to determine the persons entitled to receive options under the Plan, the terms and conditions on which incentives are granted and the number of shares subject thereto. The board of directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option granted under the Plan. Such consideration generally may consist of shares or cash in lieu of shares. As of June 30, 2005, we had not granted any options under this Plan.

        In addition, two former executives have been granted options outside of our stock option plans, to purchase an aggregate of 375,000 shares, 245,512 of such options have been exercised. The exercise price is $5.00 per share.

        As of June 30, 2006, we had granted options to purchase a total of 136,718 ordinary shares under plans from 1993 and 1995, both of which have expired. The exercise prices for such options vary from $7.80 to $3,197.50 and all such options expire at various times from November 2003 to February 2013. As of September 30, 2005, options under these plans totaling 46,496 shares have been exercised.

VIII.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

August 30, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1) RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005, be, and the same hereby are, and each hereby is, received and considered.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated July 17, 2006, be, and hereby is, approved.

	☐	☐	☐

(3) RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.

	☐	☐	☐

(4) RESOLVED, to approve an amendment to the indemnification letters provided to officers and directors of the Company increasing the aggregate indemnification coverage from $10 million to $20 million.

	☐	☐	☐

To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 30, 2006

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on August 30, 2006 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET placeFORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., placeCityNew York City time on August 28, 2006, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)